Contact

www.linkedin.com/in/
amselemdavid (LinkedIn)
www.bigvu.tv (Company)

Top Skills

Interactive Services
Mobile Content
Digital Media

Languages

French
Hebrew
Spanish

David AMSELEM

Founder & CEO @ BIGVU
Meitar, Southern, Israel

Summary

Expert in Growth, Marketing, Product

Experience

BIGVU
Founder & CEO
July 2016 - Present (6 years 4 months)

With BIGVU (www.bigvu.tv), a video that once took hours to create can be done in 3 minutes. Create pro-quality videos in minutes for video marketing, social media, training & corporate communication.

TVTAK
CEO - Co-Founder
January 2011 - December 2015 (5 years)

With TVTAK, point at the TV & buy the product seen-on-TV. Sync in real-time mobile banners with TV Spots. TVTAK's iDSCREEN tracks engagement for every TV commercial. TVTAK was acquired after 18 month from launch by billionaire Patrick Soon Shiong's NantMobile.

V4x
Marketing & Strategy - Co-Founder
January 2007 - December 2010 (4 years)

V4x is the platform-enabler for launching participation apps, including group contests, play-along quizzes, votes, polls, chat messages, video chatting, sponsorships overlays on the Web, on Facebook, the iPhone and other Smartphones, and on connected-TV sets.

DALET
VP Marketing & Product Strategy - co- Founder
1990 - June 2006 (16 years)

co-founder of Dalet Digital Media Systems (www.dalet.com) - average of 35% growth for the first ten years of operation and 25 million Euro turnover in 2000

before it was introduced to the EURONEXT. Customers included ABC, CBS, BBC, NPR, Voice of America and XM-Radio.
www.dalet.com

Education

Berklee College of Music
BA, Music Production & Engineering · (1986 - 1988)

HEC Paris
MBA, Marketing · (1983 - 1986)

Lycée Français de Madrid
· (1975 - 1982)